UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-35022

Mission NewEnergy Limited
(Translation of registrant’s name into English)

Unit B9, 431 Roberts Rd
Subiaco, Western Australia 6008
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     √      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes            No     √
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mission NewEnergy Limited

By: /s/ Guy Burnett
Name: Guy Burnett
Title: Chief Financial Officer and Company Secretary

Date: November 04, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	Reissued Financial Statements and Annual Financial Report
99.2	Notice of Annual General meeting
99.2	Appendix 4G